EXHIBIT 99.1

Appointment of Director to the Board

Golar LNG Limited (“Golar”) (Nasdaq: “GLNG”) is pleased to announce that effective August 1, 2025, Mr. Stephen J. Schaefer will join its Board of Directors.

Mr. Schaefer brings extensive experience in the natural gas and electricity markets, having been actively involved in the sector since 1993. Mr. Schaefer currently serves as Chairman of the Board of Talen Energy Corporation, as a member of the Board of Directors for GenOn Energy and as a Senior Advisor of EverGen Power LLC. His previous roles include Chairman of GenOn Energy and Texgen Power LLC and as a member of the Board of Directors for Homer City Holdings LLC and Element Markets LLC. Prior to retiring in 2015, he was a Partner with Riverstone Holdings, a private equity firm focused on energy investing. Previously, Mr. Schaefer was a Managing Director with Huron Consulting Group, where he founded and headed its Energy Practice. From 1998 to 2003 Mr. Schaefer was Managing Director and Vice President of Duke Energy North America, responsible for mergers and acquisitions. Mr. Schaefer is a Chartered Financial Analyst and holds a B.S., magna cum laude, in Finance and Accounting from Northeastern University.

Commenting on the appointment, Mr. Troim, Chairman of the Board, said: “We are honoured to welcome Mr. Schaefer to the Board. His deep expertise in global energy markets combined with a sharp strategic vision and well-established industry credibility will be instrumental in advancing Golar’s growth ambitions. We look forward to the valuable insights and leadership he will bring.”

Hamilton, Bermuda
July 30, 2025

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act